

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 27, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (407) 857-0050

Michael A. Bauer
President and Chief Executive Officer
Super Vision International, Inc.
8210 Presidents Drive
Orlando, Florida 32809

> **Re: Super Vision International, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 29, 2007**
> **File No. 333-140286**

Dear Mr. Bauer:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your filing to incorporate audited financial statements for the year ended December 31, 2006.

2. We note that under to Article 1.1 of the Common Stock and Warrant Purchase Agreement, the purchase price will be paid into escrow pursuant to the terms of

an escrow agreement between the company and RBC Centura Bank. Please file the escrow agreement, along with any other agreements, exhibits, or schedules materially affecting the investors' purchase of your securities.

3. We note language in your Form 8-K filed December 7, 2006, that you had "entered into purchase agreements" and that the opinion of counsel assumes the receipt of appropriate consideration by the company. Please revise your prospectus to clearly state whether the private placement transaction had closed prior to the time you filed this registration statement and whether or not all shares were sold. We may have additional comments upon review of your response.

Table of Contents, page i

4. We note your statement that "investors may rely only on the information contained in this prospectus." Please revise this statement to clarify that investors are entitled to rely on information incorporated by reference into your registration statement, as well as the information contained in your other public filings.

Cautionary Note Regarding Forward-Looking Statements, page 9

5. Please delete "will" from the list of words indicative of forward-looking statements.

6. We note your discussion of the applicability of penny stock regulations in your risk factor disclosure immediately preceding this section. Please note that Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 specifically exclude an issuer of penny stock from the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Accordingly, you should revise your disclosure under this heading to delete all reference to the PSLRA and the safe harbor provisions of the Securities Act and Exchange Act.

Use of Proceeds, page 10

7. Please briefly expand your disclosure to discuss the cashless exercise feature of the warrants containing such provisions. Please also identify the exercise price of the warrants containing this feature.

Selling Stockholders, page 10

8. We note that the sum of the shares listed in the "Number of Shares being Offered" column greatly exceeds the number being registered for resale. Please revise the selling stockholders table to provide the actual number of shares that may be resold by each selling stockholder pursuant to the registration statement. Make similar revisions to the number of shares underlying warrants in notes 1-40.

Undertakings, page II-3

9. Please revise your undertakings disclosure to delete the undertaking relating to offerings conducted in reliance upon Rule 430C and to include the undertaking contained Item 512(b) of Regulation S-K, which applies to filings incorporating subsequent Exchange Act documents by reference.

Exhibits
Exhibit 5.1, Opinion of Akerman Senterfitt

10. Please submit a revised opinion of counsel that deletes the sentence "[w]e have not made any independent investigation," or is revised to clarify that it is referring to factual representations made by officers of the company.

11. Since this is a resale transaction involving shares that have already been issued, the opinion of counsel should not contain an assumption regarding the receipt of appropriate consideration for the common shares, as this implies that the shares have not been issued and affects counsel's conclusion that the shares have been fully paid.

12. Please confirm that the reference in the fifth paragraph of the opinion to the Delaware General Corporation Law includes all statutes, including the rules and regulations underlying those provisions, applicable judicial and regulatory determinations, and applicable provisions of the Delaware Constitution.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3767 with any questions.

Sincerely,

Jennifer R. Hardy
Branch Chief

cc: Suzan A. Abramson (*via facsimile* 407/843-6610)
        Akerman Senterfitt
        420 South Orange Street
        Orlando, Florida 32801